

BlissDivorce Virtual Mediation
Get divorced without the time,
cos... ...onflict of attorneys

Scott Seidewitz · 2nd
Business Leader, Innovator and Contrarian
Las Vegas, Nevada, United States · **Contact info**

500+ connections

3 mutual connections: Kieran Ryan, Fares Ksebati, and 1 other

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Resolution 8 Technologies, Inc.

MIT Sloan School of Management

About

New products and established brands alike suffer from misperceptions about how customers make decisions. Research that lacks predictive validity and managers who depend on subjective decision-making don't help. The result is billions in lost revenue.

For more than 20 years, Scott Seidewitz has been an evangelist for bringing scientific rigor to marketing and business strategy. From applying the science of memory and motivation to customer research to insisting on strict validation of predictive methodologies, his innovations have consistently challenged the conventional wisdom. He has delivered hundreds of millions in top line growth to companies large and small, including Merck, Gilead, Boston Scientific, Align Technology (makers of Invisalign), AliBaba, Intel and Intuit.

Featured

Document



Insight-Driven Growth

The Seidewitz Group

Insight-Driven Growth: The Seidewitz Group
The Seidewitz Group helps companies drive growth by putting business strategy and sound science at the heart of research. Using insights as the foundation, we guide your team through collaborative processes to produce strategies that deliver not only growth, but also alignme...

Activity
3,813 followers

Scott Seidewitz posted this · 19h

I'm excited to share the latest video for my legal tech startup, BlissDivorce. Take a look to see how we're using technology to help couples reach a full divorce agreement without attorneys involved. Saves families ...show more

 **BlissDivorce - A Better Alternative to Divorce Attorneys**
youtube.com

11   1 comment

Scott Seidewitz commented on a post · 3d

40 years at one company? Wow! That's impressive. Congrats!

377   96 comments

Scott Seidewitz commented on a post · 3mo

I meant to say "My wife and I" would be happy to show you around Vegas!

95   11 comments

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Experience

 **Chief Executive Officer**
Resolution 8 Technologies, Inc. · Full-time
Jan 2019 - Present · 3 yrs 9 mos
Las Vegas, Nevada, United States

Resolution 8 Technologies is developing the next generation of AI-based online dispute resolution technology. Our team includes C-Suite from LegalZoom, high-profile attorneys, successful er ...see more

 **Principal**
The Seidewitz Group
Mar 2001 - Present · 21 yrs 7 mos
New York, Las Vegas

For more than 20 years, The Seidewitz Group has challenged the conventional market research wisdom. Bringing the perspective of seasoned business leaders to the research field, we help compan ...see more

 **VP, Client Services & Strategic Planning**
Powers & Associates
Mar 1999 - Mar 2001 · 2 yrs 1 mo

 **Candidate for Public Office**
Citizens for Seidewitz Committee
Jul 1998 - Nov 1999 · 1 yr 5 mos

 **Brand Management**



Brand Management
Procter & Gamble
Jun 1992 - Jul 1998 · 6 yrs 2 mos
Cincinnati, OH

Health Care Sector. Worked on the launches of Aleve and ThermaCare. Developed consumer research and brand strategy methodologies that redefined P&G's marketing of OTC products to health ...see more

Education

 **MIT Sloan School of Management**
MBA, Marketing, Corporate Strategy
1990 - 1992

Activities and societies: Founder, Sloan Business Ethics Group
Team Lead, Sloan Volunteer Consulting Group   ...see more

Awarded Martin Trust Community Fellowship for academic achievement and community service

 **University of Virginia**
BA, Economics
1982 - 1986
Activities and societies: President, Theta Delta Chi fraternity

Skills

Segmentation

 Endorsed by 4 colleagues at Procter & Gamble

 44 endorsements

Market Research

 Endorsed by Scott R. von Lutcken and 2 others who are highly skilled at this

 Endorsed by 4 colleagues at Procter & Gamble

 39 endorsements

Marketing Strategy

 Endorsed by Craig Cappozzo and 2 others who are highly skilled at this

 Endorsed by 7 colleagues at Procter & Gamble

 36 endorsements

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Interests

Influencers   Companies   Groups   Schools

 **Laysha Ward** in · 2nd
Exec VP & Chief External Engagement Officer at Target
461,963 followers

 **Dan Ariely** in · 2nd
I do research in behavioral economics and try to describe it in plain language. These findings have enriched my life, and my hope is that they will do the same for you.
396,897 followers

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